U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Allianz Global Investors VIT) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name: Premier Multi-Series VIT

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1633 Broadway

New York, NY 10019

Telephone Number (including area code): (888) 852-3922

Name and address of agent for service of process:

Thomas J. Fuccillo, Esq.

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

A copy of the Agreement and Declaration of Trust of Premier Multi-Series VIT (the “Trust”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and State of New York on the 17th day of August, 2012.

Signature:

Premier Multi-Series VIT

By: /s/ Brian S. Shlissel
Brian S. Shlissel President

Attest:

By: /s/ Lawrence G. Altadonna
Lawrence G. Altadonna Treasurer and Principal Financial and Accounting Officer